UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 6, 2006
Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting this Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to 12g3-2(b) under the Securities Exchange
Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with 12g3-2(b):

N/A.

        Attached hereto and incorporated by way of reference herein is the Registrant’s press release entitled “Nova Measuring Instruments Announces 2006 Third Quarter Results”.

        This report on Form 6-K is hereby incorporated by reference into Nova Measuring Instruments Ltd.‘s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (three files, File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); and September 21, 2006 (File No. 333-137491).

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD. (the "Registrant") By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Date: November 6, 2006

Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK International Investor Relations
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail: Ehud@gk-biz.com
http://www.nova.co.il	Kenny@gk-biz.com

Company Press Release

NOVA MEASURING INSTRUMENTS ANNOUNCES
2006 THIRD QUARTER RESULTS

New Products Traction Lead to Higher Bookings and Revenues

Rehovoth, Israel, – November 6, 2006 – Nova Measuring Instruments Ltd. (Nasdaq: NVMI), the market leader in integrated measurement and process control for the semiconductor industry, today reported its financial results for the third quarter of 2006.

Total revenues for the third quarter of 2006 were $12.5 million, an increase of $3.6 million or 40% over total revenues of $8.9 million reported for the third quarter of 2005 and an increase of $1.1 million or 9% over total revenues of $11.4 million reported for the second quarter of 2006.

The Company reported a gross profit of $5.1 million compared with a gross profit of $3.4 million for the third quarter of 2005 and a gross profit of $5.0 million for the previous quarter. Gross margin for the third quarter of 2006 was 41% compared with 39% for the third quarter of 2005, and compared with 43% for the previous quarter.

Total operating expenses were $6.0 million for the third quarter of 2006, compared with $4.6 million in the third quarter of 2005, and $5.4 million in the second quarter of 2006.

Net loss was $0.8 million, or $0.05 per share, compared with a net loss of $1.0 million for the third quarter of 2005, or $0.06 per share, and compared with a net loss of $0.4 million for the second quarter of 2006, or $0.02 per share.

Cash reserves at the end of the third quarter of 2006 were $16 million, a decrease of $1.8 million compared to the end of previous quarter.

As previously announced, HyperNex Inc. acquisition was completed on August 8, 2006. The third quarter financial results include the assets, liabilities and operational results of HyperNex as of that date. The main implications of the aquisition on the third quarter financial results were a $1.5 million increase in inventories, a $3.2 million increase in intangible assets, and $0.5 million additional operating expenses during the third quarter.

“During the third quarter of 2006, we continued to benefit from positive overall trends in the market, and our visibility has further improved,” said Gabi Seligsohn, President and CEO. “This is reflected in our bookings, which continue to increase and also reflect growing traction from the NovaScan 3090 product family both in the stand-alone and integrated metrology, for Optical CD and CMP applications.”

“We are pleased with our execution during an important period for the company,” continued Seligsohn. “The integration of the HyperNex acquisition went very smoothly. In addition, the significant management changes, which were announced separately today, were also accomplished in record time with no disruption to the business, and position us for our next phase of growth. With these hurdles behind us, we are turning our full attention to increasing sales of our NovaScan 3090 and NovaMARS software and closing sales for the Wide-angle X-Ray Diffraction systems. With an improving revenue mix and even more focus on controlling costs, our goal is to improve profitability as we grow. We have set aggressive targets for ourselves based on further increasing our share in existing markets and expansion into new segments where we can leverage our current capabilities.”

The Company will host a conference call today, November 6, 2006, at 10:00am EST. To participate please dial in the U.S: 1-888-281 1167 UK: 0-800-917-9141 or internationally: +972-3-918-0609 at least 5 minutes before the start of the call. A recording of the call will be avialble on Nova’s website, within 24 hours following the end of the call.

About Nova
Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements.  These risks and other factors include but are not limited to: our dependency on a single integrated process control product line; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 29, 2006. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission.  Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Q3-2006	Q3-2005	Q2-2006
		(corrected)

REVENUES
Product sales	9,857	6,658	9,141
Services	2,644	2,244	2,302

	12,501	8,902	11,443

COST OF REVENUES
Product sales	5,175	3,313	4,335
Services	2,247	2,156	2,160

	7,422	5,469	6,495

GROSS PROFIT	5,079	3,433	4,948

OPERATING EXPENSES
Research & Development expenses, net	2,272	1,990	2,010
Sales & Marketing expenses	2,292	1,510	2,043
General & Administration expenses	1,423	1,068	1,382

	5,987	4,568	5,435

OPERATING LOSS	908	1,135	487

INTEREST INCOME, NET	130	133	128

NET LOSS	778	1,002	359

Loss per share	0.05	0.06	0.02

Shares used for calculation of loss per share	16,178	15,453	15,481

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Nine-months ended
	September 30, 2006	September 30, 2005
		(corrected)

REVENUES
Product sales	26,795	15,384
Services	7,431	5,921

	34,226	21,305

COST OF REVENUES
Product sales	12,690	8,474
Services	6,740	5,741

	19,430	14,215

GROSS PROFIT	14,796	7,090

OPERATING EXPENSES
Research & Development expenses, net	6,579	7,021
Sales & Marketing expenses	6,007	4,943
General & Administrative expenses	3,853	2,537

	16,439	14,501

OPERATING LOSS	1,643	7,411

INTEREST INCOME, NET	469	522

NET LOSS	1,174	6,889

Loss per share	0.08	0.45

Shares used for calculation of loss per share	15,713	15,394

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	September 30, 2006	December 31, 2005

CURRENT ASSETS
Cash and cash equivalents	5,702	5,776
Short-term interest-bearing bank deposits	501	1,206
Short-term investments	--	3,500
Held to maturity securities	4,098	4,388
Trade accounts receivable, net	8,905	6,841
Inventories	9,129	6,606
Other current assets	1,401	1,141

	29,736	29,458

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	3,148	2,974
Held to maturity securities	2,605	4,952
Other Long-term assets	259	262
Severance pay funds	2,348	2,186

	8,360	10,374

FIXED ASSETS, NET	2,398	2,507

INTANGIBLE ASSETS	3,236	--

Total assets	43,730	42,339

CURRENT LIABILITIES
Trade accounts payable	6,059	5,744
Other current liabilities	8,448	8,880

	14,507	14,624

LONG-TERM LIABILITIES
Liability for employee termination benefits	3,237	2,907
Deferred income	929	1,264
Other long-term liability	73	100

	4,239	4,271

SHAREHOLDERS' EQUITY
Ordinary shares	50	46
Additional paid-in capital	76,901	73,636
Deferred stock-based compensation	(712)	--
Accumulated other comprehensive income	139	(18)
Accumulated deficit	(51,394)	(50,220)

Total shareholders' equity	24,984	23,444

Total liabilities and shareholders' equity	43,730	42,339